November 20, 2018

Via EDGAR

Jessica Livingston

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. | Mail Stop 4720

Washington, D.C. 20549

Re:                 PacWest Bancorp
Amendment No. 1 to Registration Statement on Form S-4
Filed November 20, 2018
File No. 333-228275

To Whom It May Concern:

PacWest Bancorp (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m. Eastern time on Tuesday, November 20, 2018, or as soon thereafter as practicable.

Please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603 with any questions you may have concerning this request.  In addition, please notify Mr. Brown when this request for acceleration has been granted.

PACWEST BANCORP

By	/s/ Kori L. Ogrosky
Kori L. Ogrosky
Executive Vice President, General
Counsel and Corporate Secretary

cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)